                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT


[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

[_]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

               INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR HOURLY-PAID
                   EMPLOYEES AT THE COOPER CAMERON CORPORATION
                               MOUNT VERNON PLANT

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                        1333 West Loop South, Suite 1700
                              Houston, Texas 77027

               INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR HOURLY-PAID
                   EMPLOYEES AT THE COOPER CAMERON CORPORATION
                               MOUNT VERNON PLANT

                                                                   Page

Report of Independent Auditors                                       1

Audited Financial Statements

Statements of Net Assets Available for Benefits                      2
Statement of Changes in Net Assets Available for Benefits            4
Notes to Financial Statements                                        5

Signature                                                           14

Consent of Independent Auditors                                     15

                         Report of Independent Auditors

Participants and Administrator
Cooper Cameron Corporation Selected
  Individual Account Retirement Plans

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Selected Individual Account Retirement Plans, listed on page 2, as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2001 and 2000, and the changes in their net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ ERNST & YOUNG LLP
Houston, Texas
June 14, 2002

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                 Statements of Net Assets Available for Benefits

                                December 31, 2001

                                                                                    Plan Interest in Cooper
                                                                                      Cameron Corporation          Net Assets
  Plan                                                    Employer Contributions   Master Trust for Defined      Available for
   No.                      Plan Name                           Receivable            Contribution Plans            Benefits
------------------------------------------------------------------------------------------------------------------------------------
   005   Individual Account Retirement Plan for
            Bargaining Unit Employees at the Cooper
            Cameron Corporation Buffalo, New York Plant       $    25,621             $     9,308,231            $     9,333,852

   006   Individual Account Retirement Plan for
            Bargaining Unit Employees at the Cooper
            Cameron Corporation Grove City Facility                 1,470                   4,732,686                  4,734,156

   008   Individual Account Retirement Plan for
            Hourly-Paid Employees at the Cooper Cameron
            Corporation Mount Vernon Plant                              -                   3,038,289                  3,038,289

   010   Individual Account Retirement Plan for Cooper
            Cameron Corporation Hourly Employees, IAM,
            at the Superior Plant                                     713                     897,961                    898,674





See accompanying notes.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

           Statements of Net Assets Available for Benefits (continued)


                                December 31, 2000

                                                                                    Plan Interest in Cooper
                                                                                      Cameron Corporation          Net Assets
  Plan                                                    Employer Contributions   Master Trust for Defined      Available for
   No.                      Plan Name                           Receivable            Contribution Plans            Benefits
------------------------------------------------------------------------------------------------------------------------------------
   005   Individual Account Retirement Plan for
            Bargaining Unit Employees at the Cooper
            Cameron Corporation Buffalo, New York Plant       $        39,104           $     9,608,715            $     9,647,819

   006   Individual Account Retirement Plan for
            Bargaining Unit Employees at the Cooper
            Cameron Corporation Grove City Facility                     2,077                 6,611,339                  6,613,416

   008   Individual Account Retirement Plan for
            Hourly-Paid Employees at the Cooper Cameron
            Corporation Mount Vernon Plant                             12,250                 6,541,839                  6,554,089

   010   Individual Account Retirement Plan for Cooper
            Cameron Corporation Hourly Employees, IAM,
            at the Superior Plant                                      13,946                 3,734,968                  3,748,914





See accompanying notes.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001





                                                            Net Assets Available
                                                              for Benefits at        Employer         Employee          Benefit
Plan No.                       Plan Name                      January 1, 2001      Contributions   Contributions       Payments
------------------------------------------------------------------------------------------------------------------------------------
   005   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Buffalo, New York Plant                             $  9,647,819      $    332,954     $   449,781        $    (94,106)
   006   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Grove City Facility                                    6,613,416             1,470          22,485          (1,780,143)
   008   Individual Account Retirement Plan for Hourly-Paid
            Employees at the Cooper Cameron Corporation Mount
            Vernon Plant                                           6,554,089                 -          22,318          (3,155,289)
   010   Individual Account Retirement Plan for Cooper Cameron
            Corporation Hourly Employees, IAM, at the Superior
            Plant                                                  3,748,914            41,611          42,692          (2,805,705)



                                                                   Net Investment
                                                                     Loss from
                                                                   Cooper Cameron
                                                                 Corporation Master                                Net Assets
                                                                 Trust for Defined                               Available for
                                                                 Contribution Plans     Other Changes in          Benefits at
Plan No.                       Plan Name                         (Net of Expenses)         Net Assets          December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------

   005   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Buffalo, New York Plant                                 $  (1,006,544)         $     3,948          $    9,333,852
   006   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Grove City Facility                                          (114,541)              (8,531)              4,734,156
   008   Individual Account Retirement Plan for Hourly-Paid
            Employees at the Cooper Cameron Corporation Mount
            Vernon Plant                                                 (346,188)             (36,641)              3,038,289
   010   Individual Account Retirement Plan for Cooper Cameron
            Corporation Hourly Employees, IAM, at the Superior
            Plant                                                        (128,838)                   -                 898,674



See accompanying notes.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                          Notes to Financial Statements

                                December 31, 2001

1. Description of the Plans

The Cooper Cameron Corporation Selected Individual Account Retirement Plans (the "Plans"), as listed on page 2, are profit sharing plans which provide payments to eligible employees of Cooper Cameron Corporation and certain subsidiaries (the "Company") at termination, retirement, death, or disability. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company contributes to each participant's account monthly based on hours actively worked and specific contribution rates. This contribution is also paid on each hour of overtime, vacation, or holiday, but excludes sick time for which the employee may be paid. Company contributions are made to the fund option that the employee elects. Vesting in employer contributions is on a graduated scale with 100% at five years.

Amounts which are forfeited due to a participant's termination of employment prior to vesting in employer contributions made on the participant's behalf are used to reduce the required Company contribution in subsequent periods. Upon termination of the Plans, all remaining forfeitures are to be allocated to the participant accounts.

All Plans allow for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is completely voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the investment offered by the Plans. Allocations among the investment accounts may be changed at the participant's discretion on a daily basis.

The Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions. Effective December 31, 2001, the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation Grove City Facility, the Individual Account Retirement Plan for Cooper Cameron Corporation Hourly Employees, IAM, at the Superior Plant, and the Individual Account Retirement Plan for Hourly-Paid Employees at the Cooper Cameron Corporation Mount Vernon Plant were terminated due to the closure of facilities covered by these Plans. Effective December 31, 2001, the participants of these Plans became 100% vested and the Company is in the process of distributing the participant accounts.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)


1. Description of the Plans (continued)

More detailed information about the Plans and the funding, vesting, and benefit provisions is contained in each plan's Summary Plan Description. Copies of these pamphlets are available at the Company's corporate office.

2. Significant Accounting Principles

Accounting Principles

The accompanying financial statements of the Plans have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

Investments

The Plans' investments are held in the Cooper Cameron Corporation Master Trust (the "Master Trust"). Nationwide Trust Company is the trustee. The following is a summary of the investment accounts of the Master Trust and the Plans' beneficial interests in the investment accounts as of December 31, 2001 and 2000.

                                                   December 31
                                             2001              2000
                                       -----------------------------------
Plan 005:
   Cooper Cameron Stock Fund                  0.60%            0.59%
   Fidelity Growth Company Fund             100.00           100.00
   Vanguard Balanced Index Fund                  -           100.00
   PRIMCO Stable Value Fund                   2.74             2.19

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)



2. Significant Accounting Principles (continued)

                                                             December 31
                                                          2001          2000
                                                         -------------------
Plan 005 (continued)
   Deutsche Institutional Equity 500 Index Fund            1.33%        1.18%
   PIMCO Total Return A Fund                               4.20         3.38
   Washington Mutual Investors Fund                        3.88         3.22
   MFS Massachusetts Investors Growth A Fund               2.44         1.90
   Franklin Balance Sheet Investment A Fund                4.77         4.93
   Lord Abbett Developing Growth A Fund                    3.53         3.06
   EuroPacific Growth Fund                                 3.86         3.09

Plan 006:
   Cooper Cameron Stock Fund                               0.13         0.48
   PRIMCO Stable Value Fund                                2.57         3.59
   Deutsche Institutional Equity 500 Index Fund            1.29         1.38
   PIMCO Total Return A Fund                               2.60         3.39
   Washington Mutual Investors Fund                        3.07         3.68
   MFS Massachusetts Investors Growth A Fund               1.47         1.50
   Franklin Balance Sheet Investment A Fund                2.03         2.70
   Lord Abbett Developing Growth A Fund                    1.29         1.49
   EuroPacific Growth Fund                                 1.10         0.98

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)



2. Significant Accounting Principles (continued)

                                                               December 31
                                                          2001            2000
                                                        ----------------------
Plan 008:
   Cooper Cameron Stock Fund                               0.42%          0.75%
   PRIMCO Stable Value Fund                                1.56           2.77
   Duetsche Institutional Equity 500 Index Fund            0.81           1.65
   PIMCO Total Return A Fund                               1.73           3.37
   Washington Mutual Investors Fund                        1.35           2.91
   MFS Massachusetts Investors Growth A Fund               1.01           1.82
   Franklin Balance Sheet Investment A Fund                0.76           2.20
   Lord Abbett Developing Growth A Fund                    0.84           2.04
   EuroPacific Growth Fund                                 1.01           1.88

Plan 010:
   Cooper Cameron Stock Fund                               0.10           0.43
   PRIMCO Stable Value Fund                                0.38           1.65
   Deutsche Institutional Equity 500 Index Fund            0.12           0.40
   PIMCO Total Return A Fund                               0.47           2.00
   Washington Mutual Investors Fund                        0.55           1.95
   MFS Massachusetts Investors Growth A Fund               0.47           1.04
   Franklin Balance Sheet Investment A Fund                0.32           1.88
   Lord Abbett Developing Growth A Fund                    0.21           0.93
   EuroPacific Growth Fund                                 0.30           1.11

The Master Trust's security transactions are accounted for on the date the securities are purchased or sold. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)


2. Significant Accounting Principles (continued)

The Master Trust's investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Money market funds are stated at cost, which approximates fair value.

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management's intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. The INVESCO Group Trust for Employee Benefit Plans is a 103-12 investment entity, in which the assets of multiple qualified plans are invested by the sponsor, PRIMCO Capital Management, and is comprised of bank-issued synthetic contracts.

The Master Trust provides for various investments in common stock, mutual funds, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The assets of the Master Trust are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, and benefit payments) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to those included in these financial statements.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)


3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust in which the Plans participate:


                                                                           Cooper      Washington                          MFS
                                                                           Cameron       Mutual           PRIMCO       Massachusetts
                                                                            Stock       Investors      Stable Value      Investors
December 31, 2001                                                           Fund          Fund             Fund        Growth A Fund
                                                                       -------------------------------------------------------------
Assets:
   Cash                                                                $     49,730    $          -    $          -    $          -
   Net unsettled sales of investments                                       747,156               -               -               -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                    485,323               -               -               -
      Cash Management Trust of America                                            -               -       2,947,173               -
      Cooper Cameron Corporation Common Stock                            72,431,025               -               -               -
      Washington Mutual Investors Fund                                            -      30,792,886               -               -
      MFS Massachusetts Investors Growth A Fund                                   -               -               -      32,313,985
      Deutsche Institutional Equity 500 Index Fund                                -               -               -               -
      PIMCO Total Return A Fund                                                   -               -               -               -
      Franklin Balance Sheet Investment A Fund                                    -               -               -               -
      Lord Abbett Developing Growth A Fund                                        -               -               -               -
      EuroPacific Growth Fund                                                     -               -               -               -
      Fidelity Growth Company Fund                                                -               -               -               -
   Investments at estimated fair value or contract value:

      Investment contracts                                                        -               -      37,651,137               -
      INVESCO Group Trust for Employee Benefit Plans                              -               -      14,935,985               -
                                                                       -------------------------------------------------------------
   Total investments                                                     72,916,348      30,792,886      55,534,295      32,313,985
                                                                       -------------------------------------------------------------
Total assets                                                             73,713,234      30,792,886      55,534,295      32,313,985
                                                                       -------------------------------------------------------------
Liabilities:
   Net unsettled purchases of investments                                  (365,228)              -               -               -
                                                                       -------------------------------------------------------------
Net assets available to participating plans                            $ 73,348,006    $ 30,792,886    $ 55,534,295    $ 32,313,985
                                                                       =============================================================



                                                                             Deutsche                               Franklin
                                                                           Institutional                           Balance Sheet
                                                                            Equity 500          PIMCO Total        Investment A
                                                                            Index Fund         Return A Fund            Fund
December 31, 2001                                                          ---------------------------------------------------------
Assets:
   Cash                                                                    $          -        $          -        $          -
   Net unsettled sales of investments                                                 -                   -                   -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                              -                   -                   -
      Cash Management Trust of America                                                -                   -                   -
      Cooper Cameron Corporation Common Stock                                         -                   -                   -
      Washington Mutual Investors Fund                                                -                   -                   -
      MFS Massachusetts Investors Growth A Fund                                       -                   -                   -
      Deutsche Institutional Equity 500 Index Fund                           29,951,207                   -                   -
      PIMCO Total Return A Fund                                                       -          33,186,711                   -
      Franklin Balance Sheet Investment A Fund                                        -                   -          13,824,686
      Lord Abbett Developing Growth A Fund                                            -                   -                   -
      EuroPacific Growth Fund                                                         -                   -                   -
      Fidelity Growth Company Fund                                                    -                   -                   -
   Investments at estimated fair value or contract value:

      Investment contracts                                                            -                   -                   -
      INVESCO Group Trust for Employee Benefit Plans                                  -                   -                   -
                                                                           ---------------------------------------------------------
   Total investments                                                         29,951,207          33,186,711          13,824,686
                                                                           ---------------------------------------------------------
Total assets                                                                 29,951,207          33,186,711          13,824,686

Liabilities:
   Net unsettled purchases of investments                                             -                   -                   -
                                                                           ---------------------------------------------------------
Net assets available to participating plans                                $ 29,951,207        $ 33,186,711        $ 13,824,686
                                                                           =========================================================



                                                                             Lord Abbett                            Fidelity
                                                                             Developing         EuroPacific          Growth
                                                                              Growth A            Growth            Company
                                                                                Fund               Fund               Fund
December 31, 2001                                                               ----------------------------------------------------
Assets:
   Cash                                                                    $          -        $          -        $          -
   Net unsettled sales of investments                                                 -                   -                   -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                              -                   -                   -
      Cash Management Trust of America                                                -                   -                   -
      Cooper Cameron Corporation Common Stock                                         -                   -                   -
      Washington Mutual Investors Fund                                                -                   -                   -
      MFS Massachusetts Investors Growth A Fund                                       -                   -                   -
      Deutsche Institutional Equity 500 Index Fund                                    -                   -                   -
      PIMCO Total Return A Fund                                                       -                   -                   -
      Franklin Balance Sheet Investment A Fund                                        -                   -                   -
      Lord Abbett Developing Growth A Fund                                    9,611,825                   -                   -
      EuroPacific Growth Fund                                                         -          12,221,450                   -
      Fidelity Growth Company Fund                                                    -                   -           2,100,096
   Investments at estimated fair value or contract value:
      Investment contracts                                                            -                   -                   -
      INVESCO Group Trust for Employee Benefit Plans                                  -                   -                   -
                                                                           ----------------------------------------------------
   Total investments                                                          9,611,825          12,221,450           2,100,096
                                                                           ----------------------------------------------------
Total assets                                                                  9,611,825          12,221,450           2,100,096

Liabilities:
   Net unsettled purchases of investments                                             -                   -                   -
                                                                           ----------------------------------------------------
Net assets available to participating plans                                $  9,611,825        $ 12,221,450        $  2,100,096
                                                                           ====================================================

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)






3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust in which the Plans participate:


                                                                           Cooper      Washington                          MFS
                                                                           Cameron       Mutual           PRIMCO       Massachusetts
                                                                            Stock       Investors      Stable Value      Investors
December 31, 2000                                                           Fund          Fund             Fund        Growth A Fund
                                                                      --------------------------------------------------------------
Assets:
   Cash                                                               $    894,457   $          -   $          -   $          -
   Income receivable                                                             -              -          7,158              -
   Net unsettled sales of investments                                    1,217,856              -              -              -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                    48,516              -              -              -
      Cash Management Trust of America                                           -              -      3,984,937              -
      Cooper Cameron Corporation Common Stock                          100,842,527              -              -              -
      Washington Mutual Investors Fund                                           -     31,264,706              -              -
      MFS Massachusetts Investors Growth A Fund                                  -              -              -     47,309,768
      Deutsche Institutional Equity 500 Index Fund                               -              -              -              -
      PIMCO Total Return A Fund                                                  -              -              -              -
      Franklin Balance Sheet Investment A Fund                                   -              -              -              -
      Lord Abbett Developing Growth A Fund                                       -              -              -              -
      EuroPacific Growth Fund                                                    -              -              -              -
      Vanguard Balanced Index Fund                                               -              -              -              -
      Fidelity Growth Company Fund                                               -              -              -              -
   Investments at estimated fair value or contract value:

      Investment contracts                                                       -              -     40,586,774              -
      INVESCO Group Trust for Employee Benefit Plans                             -              -     14,025,827              -
      Promissory note                                                            -              -         96,250              -
                                                                      --------------------------------------------------------------
   Total investments                                                   100,891,043     31,264,706     58,693,788     47,309,768
                                                                      --------------------------------------------------------------
Total assets                                                           103,003,356     31,264,706     58,700,946     47,309,768

Liabilities:
   Net unsettled purchases of investments                                1,495,531              -              -              -
                                                                      --------------------------------------------------------------
Net assets available to participating plans                           $101,507,825   $ 31,264,706   $ 58,700,946   $ 47,309,768
                                                                      --------------------------------------------------------------




                                                                                         Deutsche                    Franklin
                                                                         Vanguard      Institutional                Balance Sheet
                                                                         Balanced       Equity 500    PIMCO Total   Investment A
December 31, 2000                                                       Index Fund      Index Fund   Return A Fund       Fund
                                                                      --------------------------------------------------------------
Assets:
   Cash                                                               $          -   $          -   $          -   $          -
   Income receivable                                                             -              -              -              -
   Net unsettled sales of investments                                            -              -              -              -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                         -              -              -              -
      Cash Management Trust of America                                           -              -              -              -
      Cooper Cameron Corporation Common Stock                                    -              -              -              -
      Washington Mutual Investors Fund                                           -              -              -              -
      MFS Massachusetts Investors Growth A Fund                                  -              -              -              -
      Deutsche Institutional Equity 500 Index Fund                               -     38,419,019              -              -
      PIMCO Total Return A Fund                                                  -              -     30,120,194              -
      Franklin Balance Sheet Investment A Fund                                   -              -              -     11,246,448
      Lord Abbett Developing Growth A Fund                                       -              -              -              -
      EuroPacific Growth Fund                                                    -              -              -              -
      Vanguard Balanced Index Fund                                             357              -              -              -
      Fidelity Growth Company Fund                                               -              -              -              -
   Investments at estimated fair value or contract value:

      Investment contracts                                                       -              -              -              -
      INVESCO Group Trust for Employee Benefit Plans                             -              -              -              -
      Promissory note                                                            -              -              -              -
                                                                      --------------------------------------------------------------
   Total investments                                                           357     38,419,019     30,120,194     11,246,448
                                                                      --------------------------------------------------------------
Total assets                                                                   357     38,419,019     30,120,194     11,246,448

Liabilities:
   Net unsettled purchases of investments                                        -              -              -              -
                                                                      --------------------------------------------------------------
Net assets available to participating plans                           $        357   $ 38,419,019   $ 30,120,194   $ 11,246,448
                                                                      ==============================================================



                                                                               Lord Abbett                            Fidelity
                                                                               Developing         EuroPacific          Growth
December 31, 2000                                                               Growth A            Growth            Company
                                                                                  Fund               Fund               Fund
                                                                              --------------------------------------------------
Assets:
   Cash                                                                       $          -     $          -       $          -
   Income receivable                                                                     -                -                  -
   Net unsettled sales of investments                                                    -                -                  -
   Investments at fair value as determined by quoted market prices:
      Money market funds                                                                 -                -                  -
      Cash Management Trust of America                                                   -                -                  -
      Cooper Cameron Corporation Common Stock                                            -                -                  -
      Washington Mutual Investors Fund                                                   -                -                  -
      MFS Massachusetts Investors Growth A Fund                                          -                -                  -
      Deutsche Institutional Equity 500 Index Fund                                       -                -                  -
      PIMCO Total Return A Fund                                                          -                -                  -
      Franklin Balance Sheet Investment A Fund                                           -                -                  -
      Lord Abbett Developing Growth A Fund                                      10,790,367                -                  -
      EuroPacific Growth Fund                                                            -       14,156,301                  -
      Vanguard Balanced Index Fund                                                       -                -                  -
      Fidelity Growth Company Fund                                                       -                -          3,018,978
   Investments at estimated fair value or contract value:

      Investment contracts                                                               -                -                  -
      INVESCO Group Trust for Employee Benefit Plans                                     -                -                  -
      Promissory note                                                                    -                -                  -
                                                                              --------------------------------------------------
   Total investments                                                            10,790,367       14,156,301          3,018,978
                                                                              --------------------------------------------------
Total assets                                                                    10,790,367       14,156,301          3,018,978

Liabilities:
   Net unsettled purchases of investments                                                -                -                  -
                                                                              --------------------------------------------------
Net assets available to participating plans                                   $ 10,790,367     $ 14,156,301       $  3,018,978
                                                                              ==================================================

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)



3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

Investment income and net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold as well as held during the year) for the separate investment accounts of the Master Trust in which these Plans participate are as follows:

                                                Net Appreciation   Interest and
Year ended December 31, 2001                     (Depreciation)     Dividends
                                                -------------------------------

Cooper Cameron Stock Fund                       $(40,145,246)    $     10,888
Fidelity Growth Company Fund                        (758,893)           6,762
PRIMCO Stable Value Fund                                   -        3,079,861
Deutsche Institutional Equity 500 Index Fund      (5,312,478)         794,529
PIMCO Total Return A Fund                            161,247        2,558,563
Washington Mutual Investors Fund                    (842,431)       1,264,731
MFS Massachusetts Investors Growth A Fund        (11,499,407)               -
Franklin Balance Sheet Investment A Fund           1,496,966          621,112
Lord Abbett Developing Growth A Fund                (887,512)               -
EuroPacific Growth Fund                           (2,005,334)         291,857


PRIMCO Stable Value Fund ("Stable Value Fund")

The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts ("SICs") and in guaranteed investment contracts ("GICs"). The GICs are promises by insurance companies or banks to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. A bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are comprised primarily of corporate bonds, asset-backed securities, government agency securities, and 103-12 investment entities with a total fair value of $47,655,056 and $52,434,269 at December 31, 2001 and 2000, respectively. The contract values of the SICs at December 31, 2001 and 2000 were $46,659,277 and $52,743,892, respectively.


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

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                    Notes to Financial Statements (continued)


3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 2001, the interest crediting rates for all contracts ranged from 3.08% to 9.52%. At December 31, 2000, the interest crediting rates for all contracts ranged from 4.38% to 9.52%.

For 2001 and 2000, the average annual yield for the investment contracts in the Stable Value Fund was 5.75% and 6.69%, respectively. At December 31, 2001 and 2000, fair value of the investment contracts in the Fund was estimated to be approximately 102% and 99% of contract value, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Stable Value Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs was based on the market value of the assets supporting the SICs.

4. Income Tax Status

The Plans have been designed to meet the requirements of the Internal Revenue Code ("IRC") under Sections 401(a) and 501(a) and, therefore, are not subject to tax under present income tax laws. Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualifications. A favorable determination has been obtained for each of the Plans in which the Internal Revenue Service stated that each Plan, as then designed, was in compliance with the applicable requirements of the IRC. All Plans have been amended since receiving their determination letters and new determination letters have been requested but not received. However, the Company believes that the Plans, as amended, are currently designed and being operated in compliance with the applicable requirements of the IRC.

5. Other Changes in Net Assets

For the year ended December 31, 2001, net asset admissions and withdrawls represent the net transfer of participant balances to/from other qualified plans sponsored by the Company.

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






                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR HOURLY-PAID
EMPLOYEES AT THE COOPER CAMERON CORPORATION
MOUNT VERNON PLANT


/s/ Jane L. Crowder
-----------------------------------------
By:   Jane L. Crowder
      Member of the Plan Administration
      Committee

Date: June 28, 2002



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